HOWDEN TIGER CAPITAL MARKETS & ADVISORY, LLC

FORMERLY KNOWN AS

TIGERRISK CAPITAL STRATEGIES LLC

Financial Statement
December 31, 2023

and

Report of Independent registered Public Accounting Firm

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SEC FILE NUMBER
8 - 69523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **01/01/2023** (MM/DD/YYYY) AND ENDING **12/31/2023** (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HOWDEN TIGER CAPITAL MARKETS & ADVISORY, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, 33rd FL
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy	**212-751-4422**	**drutitskiy@dfppartners.com**
(Name)	(Area Code – Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

09/24/2003	**173**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jarad Madea, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Howden Tiger Capital Markets & Advisory, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELISE V CONWAY
Notary Public - State of New York
NO. 01C06439616
Qualified in New York County
My Commission Expires Aug 29, 2026

Notary Public

Signature

Chief Executive Officer
Title

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* applicable.

**HOWDEN TIGER CAPITAL MARKETS &
ADVISORY, LLC**
Formerly known as
TIGERRISK CAPITAL STRATEGIES LLC

Index



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Those Charged with Governance
Howden Tiger Capital Markets & Advisory LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Howden Tiger Capital Markets & Advisory LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
March 29, 2024

HOWDEN TIGER CAPITAL MARKETS & ADVISORY, LLC
FORMERLY KNOWN AS
TIGERRISK CAPITAL STRATEGIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 6,612,052
Accounts receivable	3,156,232
Employee loan receivables	260,417
Prepaid expenses	141,339
Reimbursable client expenses	12,146
TOTAL ASSETS	**$ 10,182,186**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 734,869
Deferred revenue	300,000
Due to Parent Company and affiliates	1,511,085
Total liabilities	2,545,954
MEMBER'S CAPITAL	7,636,232
Total liabilities and member's capital	$ 10,182,186

The accompanying notes are an integral part of this statement of financial condition.

Howden Tiger Capital Markets & Advisory, LLC
Formerly known as
TigerRisk Capital Strategies LLC
Notes to Statement of Financial Condition
December 31, 2023

Note 1. ORGANIZATION

Howden Tiger Capital Markets & Advisory, LLC, (the "Company"), formerly known as TigerRisk Capital Strategies LLC, a wholly-owned subsidiary of TigerRisk Partners LLC (the "Parent Company"), was formed on July 3, 2008, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in private placement of securities, merger, and acquisition advisory services, and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA") since May 2015, does not carry customer funds or securities. The Company is headquartered in New York, New York. On January 9, 2023, the Company's ultimate parent, Cavu Ultimate Holdings, LLC ("Cavu"), was acquired by Howden Group Holdings Limited ("Howden"), a privately held, leading international insurance group headquartered in London, United Kingdom. On January 20, 2023, the Company changed its name to Howden Tiger Capital Markets & Advisory, LLC.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statement are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statement and actual results could differ from the estimates and assumptions.

Cash:

The Company maintains its cash balance in a bank deposit account at a major financial institution. Cash balances may periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage limits.

Revenue recognition:

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time. Investment banking revenues include fees earned from providing services related to mergers and acquisition, private placements, financial advisory services provided to the Company's customers upon entering into an agreement, and brokerage revenue earned from acting as a finder in transactions involving non-exchange trade derivatives such as ISDA Swaps. The Company recognizes investment banking fees in accordance with the terms of the related agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers received from customers prior to recognizing revenue are reflected as deferred revenue.

Leases:

The Company evaluates its vendor agreements under U.S. GAAP applicable to leases, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year

Howden Tiger Capital Markets & Advisory, LLC
Formerly known as
TigerRisk Capital Strategies LLC
Notes to Statement of Financial Condition
December 31, 2023

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

ended December 31, 2023, no agreements or arrangements existed that would be classified as a lease under the guidance.

Fixed Assets:

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five years.

Accounts Receivable:

Customer accounts receivable are non-interest bearing uncollateralized investment banking fees receivable in accordance with the terms agreed upon with each customer. Since all of such fees receivables are believed to be fully collectible, no current expected credit losses are reflected in the accompanying financial statement (refer to Note 6).

Income Taxes:

The Company is a single member LLC and a disregarded entity for federal and state income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are reported by the members of Cavu on their income tax returns in accordance with the laws of the applicable jurisdiction. As a result, the financial statement does not reflect a provision for income taxes.

Cavu is subject to the New York City Unincorporated Business Tax (the "UBT"). As a portion of the liability associated with the UBT is the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense or benefit. The Parent Company pays the UBT on behalf of Cavu and the Company is required to reimburse the Parent Company for the Company's portion of UBT.

Note 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying values and estimates fair values at December 31, 2023 of financial assets and liabilities, and information on their classification within the fair value hierarchy. At December 31, 2023, the carrying values of the Company's financial instruments approximate their fair value due to their short term nature.

	Carrying value	Level 1	Level 2	Level 3	Total at estimated fair value
ASSETS					
Cash	$ 6,612,052	$ 6,612,052	$ -	$ -	$ 6,612,052

Note 4. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement whereby expenses including the Parent Company's office, certain payroll and personnel expenses, and other general administrative services are paid for by the Parent Company and allocated back to the Company. The Company also reimburses the Parent Company for the UBT associated with the Company's operations.

Howden Tiger Capital Markets & Advisory, LLC
Formerly known as
TigerRisk Capital Strategies LLC
Notes to Statement of Financial Condition
December 31, 2023

Note 4. RELATED PARTY TRANSACTIONS – continued

At December 31, 2023, the Company had payable due to Parent and affiliates in the amount of $1,511,085 related to the above transactions, which are reflected on the accompanying statement of financial condition.

Note 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company computes its net capital under the alternate method permitted by the net capital rule, which requires that minimum net capital shall not be less than $250,000. As of December 31, 2023, the Company had net capital of $4,066,098, which was $3,816,098 in excess of its required net capital of $250,000.

Note 6. CREDIT LOSSES ON FINANCIAL INSTRUMENTS

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") 326.

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

Accounts receivable
Accounts receivable represents investment banking fees receivable. In consideration of the historical loss-rate of zero since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from the customers to be low and considers any resultant allowance to be not material to the users of this financial statement. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Employee loan receivable
The Company provided a loan to its employee as part of its compensation and benefits program. This loan is subject to credit risk. The Company regularly reviews the adequacy of its allowance for credit losses on employee loan receivable based on changes in economic conditions, trends in employee repayment behavior, and other relevant factors.

Note 7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby eligible employees are automatically enrolled at 6% employee contribution with an auto-escalation each year of 2% up to 10%, unless he/she opts out or elects a different contribution amount. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. Through December 31, 2023, the Company made matching contributions equal to 100% of the first 2%, and 50% of the next 4% of the employees' contribution. Beginning January 1, 2024, the Company will match 100% of the first 3%, and 50% of the next 2% of the employees' contribution. Management has the ability to make discretionary contributions above the matching contribution. Through December 31, 2023, all company contributions were subject to a 3- year vesting schedule. Beginning January 1, 2024, all company contributions will vest immediately. Matching contributions cannot exceed defined limits set by the Company.

Howden Tiger Capital Markets & Advisory, LLC
Formerly known as
TigerRisk Capital Strategies LLC
Notes to Statement of Financial Condition
December 31, 2023

Note 8. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through March 29, 2024, the date that the accompanying financial statements were available to be issued. There were no subsequent events which would require disclosure in the footnotes to the financial statements.